Prospectus Supplement No. 1	Filed Pursuant to Rule 424(b)(3) and 424(b)(7)
(To Prospectus dated December 22, 2006)	Registration No. 333-139631

$250,000,000

0.50% Convertible Senior Notes due October 15, 2011 and
Shares of Common Stock Issuable Upon Conversion of the Notes

This prospectus supplement no. 1 supplements and amends the prospectus dated December 22, 2006 relating to the resale by certain selling securityholders of up to $250,000,000 aggregate principal amount of our 0.50% Convertible Senior Notes due October 15, 2011 (the “notes”) and the shares of our common stock issuable upon conversion of the notes.

You should read this prospectus supplement in conjunction with the prospectus dated December 22, 2006, which is to be delivered with this prospectus supplement, and this prospectus supplement is qualified by reference to the prospectus, except to the extent that the information in this prospectus supplement supersedes the information contained in the prospectus. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements thereto.

Investing in the notes and our common stock issuable upon conversion of the notes involves risks. See “Risk Factors” beginning on page 11 of the prospectus and the risk factors in the documents incorporated therein by reference.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 9, 2007.

The information in the table under the caption “Selling Securityholders” beginning on page 65 of the prospectus is modified by adding the information below with respect to selling securityholders not previously listed in the prospectus, and by superseding the information with respect to persons listed below who were previously listed in the prospectus with the information that is set forth below. This information was furnished to us by or on behalf of the selling securityholders listed below on or prior to January 8, 2007.

SELLING SECURITYHOLDERS

Name*	Aggregate Principal Amount of Notes Beneficially Owned that May be Sold ($)	Percentage of Notes Outstanding**	Number of Shares of Common Stock that May be Sold***	Other Shares of Common Stock Beneficially Owned Before the Offering and Assumed to be Owned Following the Offering	Percentage of Common Stock Outstanding****
Alexandra Global Master Fund Ltd.(1)	15,000,000	6.00%	199,399	—	—
CC Arbitrage, Ltd.*(2)	1,000,000	—	13,293	—	—
Credit Suisse Securities (USA) LLC*(3)	250,000	—	3,323	—	—
KBC Convertibles MAC28 Limited*(4)	2,000,000	—	26,586	—	—
KBC Diversified Fund, A Segregated Portfolio of KBC Diversified Fund*(5)	5,500,000	2.20%	73,113	—	—
Rhythm Fund Ltd*(6)	2,500,000	1.00%	33,233	—	—

*

The selling securityholders identified with an asterisk have identified that they are, or are affiliates of, registered broker-dealers. These selling securityholders have represented that they acquired their securities in the ordinary course of business and, at the time of the acquisition of the securities, had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

**	Unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding notes.
***

Represents the maximum number of shares of our common stock issuable upon conversion of all of the holder’s notes at the initial conversion rate of approximately 13.2933 shares of our common stock per $1,000 aggregate principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of the Notes—Conversion of Notes.” As a result, the number of shares of our common stock issuable upon conversion of the notes may change in the future. Excludes shares of our common stock that may be issued by us upon the repurchase of the notes and fractional shares. Holders will receive cash equal to the lesser of the conversion value or the par value of notes to be converted and in the event the conversion value exceeds the par value of notes to be converted, shares of our common stock in respect of that excess. Holders will receive a cash adjustment for any fractional share amount resulting from conversion of the notes, as described under “Description of the Notes—Conversion of Notes.”

****

Calculated based on Rule 13d-3 of the Securities Exchange Act of 1934, using 21,475,078 shares of our common stock outstanding. In calculating these percentages for each holder of notes, we also treated as outstanding the number of shares of our common stock issuable upon conversion of that holder’s notes. However, we did not assume the conversion of any other holder’s notes. Based on the 21,475,078 outstanding shares of our common stock as of January 8, 2007, unless otherwise noted, none of these selling securityholders would beneficially own 1% or more of the outstanding shares of our common stock following the sale of securities in the offering.

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(1)          Mikhail Filimonov exercises voting and/or dispositive power with respect to the notes and the common stock underlying the notes.

(2)          An investment manager under a management agreement, Castle Creek Arbitrage LLC may exercise voting and/or dispositive power with respect to the notes and the common stock underlying the notes owned by CC Arbitrage, Ltd. Castle Creek Arbitrage LLC disclaims beneficial ownership of such shares. Daniel Asher and Allan Weine are the managing members of Castle Creek Arbitrage LLC. Messrs. Asher and Weine disclaim beneficial ownership of the shares owned by CC Arbitrage, Ltd.

(3)          Jeffrey Andreski exercises voting and/or dispositive power with respect to the notes and the common stock underlying the notes. Credit Suisse Securities (USA) LLC is an SEC reporting company, a registered investment company, and a registered broker-dealer.

(4)          KBC Convertibles MAC28 Limited is an affiliate of KBC Financial Products USA Inc., a registered broker-dealer and an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.

(5)          KBC Diversified Fund, A Segregated Portfolio of KBC Diversified Fund, is an affiliate of KBC Financial Products USA Inc., a registered broker-dealer and an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.

(6)          Rhythm Fund Ltd is an affiliate of KBC Financial Products USA Inc., a registered broker-dealer and an indirect wholly-owned subsidiary of KBC Bank N.V., which in turn is a direct wholly-owned subsidiary of KBC Bank & Insurance Holding Company N.V., a publicly traded entity.

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